Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

October 5, 2011

 VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549
Attention: Sally Samuel

Re: Registration Statement on Form N-1A of Advanced Series Trust (the Registration Statement)

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 90 to the Registration Statement under the Securities Act of 1933 and Amendment No. 92 to the Registration Statement under the Investment Company Act of 1940

Dear Sir/Madam:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 89 to the Registration Statement under the 1933 Act and Amendment No. 91 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of October 1, 2011. I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received on August 17, 2011 from Sally Samuel of the Commission Staff with respect to the Rule 485(a) filing made as of July 1, 2011 (the Initial Filing) and to make certain non-material changes. The Initial Filing contained a prospectus and statement of additional information relating to the creation of the AST Prudential Core Bond Portfolio (the AST Prudential Portfolio) and the AST Neuberger Berman Core Bond Portfolio (the AST Neuberger Berman Portfolio) as two new series of the Registrant.

Except for the disclosure relating to the two new Portfolios, the Amendment is not intended to otherwise amend the Registrant’s current prospectuses, dated May 1, 2011 (the Current Prospectuses), or the Registrant’s current statement of additional information, dated May 1, 2011 (the Current Statement of Additional Information). The Current Prospectuses and Current Statement of Additional Information remain unchanged except as described herein.

The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff's comments, and our responses thereto, are set out below.

1.	Comment: Please delete some of the general introductory disclosure from the “Summary—Principal Risks of Investing in the Portfolio” sections of the Amendment.

Response:  The Registrant will continue to include some of general risk disclosure in that section because it is an effective introduction to the risks associated with an investment in a non-guaranteed, non-bank, investment product such as a registered investment company.

2.	Comment: Please review the disclosures appearing under the caption

“Recent Events Risk” and revise such disclosure, to the extent appropriate, based upon current market and economic conditions.

Response:  The Registrant has reviewed the relevant disclosure and revised it accordingly.

3.	Comment: Because the AST Neuberger Berman Portfolio may not invest in debt securities rated below investment grade, please delete “High Yield Bond Risk” as a principal risk for that Portfolio.

Response:  The requested changes have been made.

4.	Comment: Please indicate whether each Portfolio intends to invest in sub-

prime mortgage-related securities and update the related risk disclosure accordingly.

Response:  The Amendment has been revised to indicate that the AST Prudential Portfolio may, from time to time, invest in sub-prime mortgage-related securities. The related risk disclosure has been updated accordingly. Because the AST Neuberger Berman Portfolio may not invest in debt securities rated below investment grade, all references to potential investments in such securities by the AST Neuberger Berman Portfolio have been deleted from the Amendment.

5.	Comment: Please review the derivatives-related disclosure in the

Amendment in light of the July 30, 2010 letter from Barry Miller of the Commission Staff to Karrie McMillan, General Counsel of the Investment Company Institute, and revise as appropriate.

Response:  At the Registrant’s request, PIM and Neuberger Berman reviewed the above-referenced letter and the derivatives-related disclosure contained in the Amendment. Based upon that review, each of PIM and Neuberger Berman has informed the Registrant that it believes that no changes are required to such disclosure.

6.

Comment:  Under the heading “How To Buy And Sell Shares Of The Portfolios--Frequent Purchases or Redemptions of Portfolio Shares,” please define the term “Fund of Funds”. Also, please review the disclosure relating to Fund of Fund investments in the two new Portfolios and confirm that such disclosure should remain in the Amendment.

Response:  The Registrant has provided a definition of the term “Fund of Funds” as requested. Because larger-scale purchases and redemption of shares of the new Portfolios may affect the investment management and performance of those Portfolios, the Registrant has determined that the related disclosure should remain in the Amendment.

7.	Comment: Please revise the cover page of the SAI to include the names of the two new Portfolios as required by Form N-1A.

Response:  The Registrant has revised the cover page of the SAI accordingly.

8.	Comment: Please ensure that the page numbers appearing in the table of contents for the SAI matches the page numbers for the relevant section headings.

Response:  The Registrant has updated the table of contents for the SAI accordingly.

* * * * *

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz Assistant Secretary, Advanced Series Trust